Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Quarter Ended September 30, 2022

First Quarter of Fiscal Year 2023 Financial Highlights

•	Total revenues were $170.0 million, an increase of 10.9% compared to the comparable prior year period.

•	Gross margin was 31.1%, compared to 34.2% for the comparable prior year period. Non-GAAP gross margin was 31.3%, compared to 34.3% for the comparable prior year period.

•

Net income attributable to Hollysys was $21.4 million, an increase of 50.1% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $23.0 million, an increase of 26.7% compared to the comparable prior year period.

•

Diluted earnings per share was $0.35, an increase of 52.2% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $0.37, an increase of 27.6% compared to the comparable prior year period.

•	Net cash provided by operating activities was $1.0 million.

•	DSO of 171 days, compared to 198 days for the comparable prior year period.

•	Inventory turnover days of 79 days, compared to 55 days for the comparable prior year period.

See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin, non-GAAP net income attributable to Hollysys and non-GAAP diluted earnings per share.

Beijing, China – November 15, 2022 - Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the first quarter of fiscal year 2023 ended September 30, 2022.

The Industrial Automation (“IA”) business maintained its strong momentum. In the petrochemical and chemical field, the Company continued to achieve breakthroughs on national key projects and cultivating major customers. The Company successfully signed the 100-billion-square-meter large gas field project, namely the Phase I Project of China National Offshore Oil Corporation (“CNOOC”)’s largest condensate gas field in Bohai Bay, and will provide integrated solutions of Distributed Control System (“DCS”), Safety Instrumented System (“SIS”) and Asset Management System (“AMS”), among others. The gas field will alleviate the gas shortage in North China and provide strong support for China’s green and low-carbon transformation. Besides, the Sinopec Group Million Ton Ethylene Project signed in the last fiscal quarter will see the first batch delivery before the end of 2022. This project represents a milestone breakthrough in Hollysys’ petrochemical business, as the Company accomplished the pilot application of optical bus control system (“OCS”) related new technologies in ethylene units. This project will lay a solid technical foundation for the intellectualization of large production equipment and contribute to the sustainable development of the national energy.

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In the smart factory field, Hollysys saw encouraging business growth with upgraded capabilities of integrated solutions. The Company signed the Sinopec power center simulation project which covers the whole range of high-precision excitation virtual imitation machine systems. The successful implementation of Hollysys simulation system in Sinopec will provide strong support and valuable field implementation experience for the Company’s further cooperation with the “Chinese Three Barrels of Oil” and other oil and gas enterprises. Meanwhile, Hollysys completed the delivery of a 230,000 tons phenolic resin project signed with a company based in Shandong Province, providing fully autonomous and controllable HiaBatch Batch control system with DCS and Batch Processing System (“BATCH”) control systems, which is expected to facilitate the industrial upgrading with digital customized solutions, and promote the standardization of the complex process for batch production enterprises.

The food and pharmaceutical sectors also demonstrated a steady business growth. The Company signed a significant project with a leading enterprise of generic contrast media products on producing iodiproamine and regadesone. Hollysys will act as the overall instrument control contractor that provides DCS system, instrument valves and installation in this project. The project will locate in Taizhou, Zhejiang Province, which is the national center for the production of active pharmaceutical ingredients (“APIs“), and such project will offer a significant strategic opportunity for the Company’s further development in the pharmaceutical sector.

The strategic layout and developments in the Company’s overseas business also witnessed steady progress. The Company successfully signed the OBI nickel-iron project in Indonesia with a resource company, with Hollysys providing DCS, Digital Electro-Hydraulic(“DEH”) control system with over 60,000 optical points, Manufacturing Execution System (“MES”), AMS, information security and other customized products with integrated and comprehensive intelligent solutions. This project is a large-scale smelting project built under the national “Belt and Road” initiative that will promote the comprehensive utilization of nickel ore resources and contribute to the security and sustainable development of nickel resource supply chain.

In the high-speed rail sector, the Company continued to sign new contracts and deliver on existing projects, maintaining its position in existing product lines and exploring opportunities in merging intelligent product lines. Leveraging the customer recognition of its technical strength and services, the Company signed a contract to provide Radio Block Center (“RBC”), Train Control Center (“TCC”), Lineside Electronic Unit (“LEU”) and other equipment for the Guizhou section of Guiyang-Nanning Railway. The Company also delivered several projects, including the Yiyang-Changsha section of Changde-Yiyang-Changsha High-Speed Railway project, which went into operation in this fiscal quarter despite various challenges, with Hollysys being the main supplier of Chinese Train Control System Level 3 (“CTCS-3”), providing systems such as RBC, TCC and Temporary Speed Restriction

Hollysys Automation Technologies Ltd November 15, 2022	Page 3

Server (“TSRS”). In the subway sector, Traffic Operation System (“TOS”) Platform, a smart urban rail solution based on cloud platform, pioneers the use of industrial Internet in the urban rail transit sector, and was applied in the Phase I Project of Beijing Metro Line 19. Hollysys has confidence in contributing to the rail transit system to become faster and smarter in the future based on its professional ability and experience accumulated over the past three decades.

The mechanical and electrical solutions (“M&E”) segment of the Company also manifested a stable performance with our smooth executions on various projects. The risk monitor and control are still expected to be our future focus in this field.

With its continuous dedication to the industry and the support of experienced and passionate experts, Hollysys believes that it will continue to create greater value for clients and shareholders.

Fiscal Quarter Ended September 30, 2022 Unaudited Financial Results Summary

(In USD thousands, except for %, number of shares and per share data)
	Three months ended Sep 30,
	2022	2021	% Change
Revenues	$170,041	153,385	10.9%
Integrated solutions contracts revenue	$143,125	124,563	14.9%
Products sales	$11,773	9,646	22.1%
Service rendered	$15,143	19,176	(21.0)%
Cost of revenues	$117,194	100,990	16.0%
Gross profit	$52,847	52,395	0.9%
Total operating expenses	$36,304	37,681	(3.7)%
Selling	$13,013	9,409	38.3%
General and administrative	$12,733	17,076	(25.4)%
Research and development	$17,359	16,049	8.2%
VAT refunds and government subsidies	$(6,801)	(4,853)	40.1%
Income from operations	$16,543	14,714	12.4%
Other income, net	$1,066	969	10.0%
Foreign exchange gain (loss)	$4,097	(425)	(1064.0)%
Share of net income of equity investees	$597	212	181.6%
Interest income	$3,161	2,861	10.5%
Interest expenses	$(143)	(344)	(58.4)%
Income tax expenses	$3,880	3,902	(0.6)%
Net income (loss) attributable to non-controlling interests	$44	(174)	(125.3)%
Net income attributable to Hollysys Automation Technologies Ltd.	$21,397	14,259	50.1%
Basic earnings per share	$0.35	0.23	52.2%
Diluted earnings per share	$0.35	0.23	52.2%
Share-based compensation expenses	$1,237	3,594	(65.6)%
Amortization of acquired intangible assets	$340	280	21.4%

Hollysys Automation Technologies Ltd November 15, 2022	Page 4

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.(1)	$22,974	18,133	26.7%
Non-GAAP basic earnings per share(1)	$0.37	0.30	23.3%
Non-GAAP diluted earnings per share(1)	$0.37	0.29	27.6%
Basic weighted average common shares outstanding	61,317,302	60,822,091	0.8%
Diluted weighted average common shares outstanding	61,940,240	61,589,476	0.6%

(1)	See the section entitled “Non-GAAP Measures” for more information about these non-GAAP measures.

Operational Results Analysis for the First Quarter Ended September 30, 2022

Compared to the first quarter of the prior fiscal year, the total revenues for the three months ended September 30, 2022 increased from $153.4 million to $170.0 million, representing an increase of 10.9%. Broken down by the revenue types, integrated solutions contracts revenue increased by 14.9% to $143.1 million, products sales revenue increased by 22.1% to $11.8 million, and services revenue decreased by 21.0% to $15.1 million.

Since the majority of the Company’s revenues are denominated in RMB, and the Company’s financial results are reported in U.S. dollars, the recent depreciation of the RMB against the U.S. dollar has exerted a relatively significant negative impact on the value of contracts and revenue reported in U.S. dollar terms.

The Company’s total revenues can also be presented by segment as shown in the table below:

(In USD thousands, except for %)
	Three months ended Sep 30,
	2022		2021
	$	% to Total Revenues	$	% to Total Revenues
Industrial Automation	121,048	71.2	102,461	66.8
Rail Transportation Automation	28,242	16.6	35,935	23.4
Mechanical and Electrical Solution	20,751	12.2	14,989	9.8
Total	170,041	100.0	153,385	100.0

Gross margin was 31.1% for the three months ended September 30, 2022, as compared to 34.2% for the same period of the prior fiscal year. Gross margin of integrated solutions contracts, product sales, and service rendered was 25.0%, 70.6% and 58.2% for the three months ended September 30, 2022, as compared to 25.1%, 74.8% and 72.6% for the same period of the prior fiscal year, respectively. Non-GAAP gross margin was 31.3% for the three months ended September, 2022, as compared to 34.3% for the same period of the prior fiscal year. Non-GAAP gross margin of integrated solutions contracts was 25.2% for the three months ended September 30, 2022, as compared to 25.3% for the same period of the prior fiscal year. See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin and non-GAAP gross margin of integrated solutions contracts.

Hollysys Automation Technologies Ltd November 15, 2022	Page 5

Selling expenses were $13.0 million for the three months ended September 30, 2022, representing an increase of $3.6 million, or 38.3%, compared to $9.4 million for the same period of the prior fiscal year. The increase was in line with our sales growth. Selling expenses as a percentage of total revenues were 7.7% and 6.1% for the three months ended September 30, 2022 and 2021, respectively.

General and administrative expenses were $12.7 million for the three months ended September 30, 2022, representing a decrease of $4.3 million, or 25.4%, compared to $17.1 million for the same period of the prior fiscal year, which was primarily due to a $2.4 million decrease in share-based compensation expenses, a $1.3 million decrease in third-party consulting fees and a $1.3 million decrease in net of allowance for credit losses. Share-based compensation expenses were $1.2 million and $3.6 million for the three months ended September 30, 2022 and 2021, respectively. General and administrative expenses as a percentage of total revenues were 7.5% and 11.1% for the three months ended September 30, 2022 and 2021, respectively.

Research and development expenses were $17.4 million for the three months ended September 30, 2022, representing an increase of $1.3 million, or 8.2%, compared to $16.0 million for the same period of the prior fiscal year. Research and development expenses as a percentage of total revenues were 10.2% and 10.5% for the three months ended September 30, 2022 and 2021, respectively.

The increase in research and development expenses was mainly due to the Company’s efforts to enhance its core competitiveness as a technology-driven company and its increased investments in the development of products and research and development capability, which was in line with its long-term strategy.

The VAT refunds and government subsidies were $6.8 million for three months ended September 30, 2022, as compared to $4.9 million for the same period in the prior fiscal year, representing a $1.9 million, or 40.1%, increase.

The income tax expenses and the effective tax rate were $3.9 million and 15.3% for the three months ended September 30, 2022, respectively, as compared to $3.9 million and 21.7% for the comparable period in the prior fiscal year, respectively. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income attributable to Hollysys was $21.4 million for three months ended September 30, 2022, representing an increase of 50.1% from $14.3 million reported in the comparable period in the prior fiscal year. Non-GAAP net income attributable to Hollysys was $23.0 million or $0.37 per diluted share. See the section entitled “Non-GAAP Measures” for more information about non-GAAP net income attributable to Hollysys.

Hollysys Automation Technologies Ltd November 15, 2022	Page 6

Diluted earnings per share was $0.35 for the three months ended September 30, 2022, representing an increase of 52.2% from $0.23 for the comparable period in the prior fiscal year. Non-GAAP diluted earnings per share was $0.37 for the three months ended September 30, 2022, representing an increase of 27.6% from $0.29 for the comparable period in the prior fiscal year. These were calculated based on 61.9 million and 61.6 million diluted weighted average ordinary shares outstanding for the three months ended September 30, 2022 and 2021, respectively. See the section entitled “Non-GAAP Measures” for more information about non-GAAP diluted earnings per share.

Contracts and Backlog Highlights

Hollysys achieved $195.3 million in terms of the value of new contracts for the three months ended September 30, 2022. The order backlog of contracts as of September 30, 2022 was $906.3 million. The detailed breakdown of new contracts and backlog by segment is shown in the table below:

(In USD thousands, except for %)
	Value of new contracts achieved for the three months ended Sep 30, 2022		Backlog as of Sep 30, 2022
	$	% to Total Contract Value	$	% to Total Backlog
Industrial Automation	159,629	81.7	387,984	42.8
Rail Transportation	16,422	8.4	325,936	36.0
Mechanical and Electrical Solutions	19,256	9.9	192,394	21.2
Total	195,307	100.0	906,314	100.0

Cash Flow Highlights

For the three months ended September 30, 2022, the total net cash outflow was $104.2 million. The net cash provided by operating activities was $1.0 million. The net cash used in investing activities was $69.5 million and mainly consisted of $71.1 million of purchases of short-term investments and $10.1 million of purchases of property, plant and equipment, which was partially offset by $11.6 million of maturity of short-term investments. The net cash provided by financing activities was $0.9 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents was $575.1 million, $679.8 million, and $704.9 million as of September 30, 2022, June 30, 2022 and September 30, 2021, respectively.

For the three months ended September 30, 2022, DSO was 171 days, as compared to 198 days for the comparable prior fiscal year and 174 days for the last fiscal quarter; inventory turnover days were 79 days, as compared to 55 days for the comparable prior fiscal year and 73 days for the last fiscal quarter. The significant increase in inventories was mainly due to the Company’s increase in safety stock in response to supply chain fluctuations.

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About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation automation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation automation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2022, Hollysys had cumulatively carried out more than 40,000 projects for approximately 22,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd November 15, 2022	Page 8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended Sep 30,
	2022	2021
	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$143,125	$124,563
Products sales	11,773	9,646
Revenue from services	15,143	19,176

Total net revenues	170,041	153,385

Costs of integrated solutions contracts	107,396	93,309
Cost of products sold	3,465	2,429
Costs of services rendered	6,333	5,252

Gross profit	52,847	52,395

Operating expenses
Selling	13,013	9,409
General and administrative	12,733	17,076
Research and development	17,359	16,049
VAT refunds and government subsidies	(6,801)	(4,853)

Total operating expenses	36,304	37,681

Income from operations	16,543	14,714

Other income, net	1,066	969
Foreign exchange gain(loss)	4,097	(425)
Share of net income of equity investees	597	212
Interest income	3,161	2,861
Interest expenses	(143)	(344)

Income before income taxes	25,321	17,987

Income taxes expenses	3,880	3,902

Net income	21,441	14,085

Less: Net income(losses) attributable to non-controlling interests	44	(174)

Net income attributable to Hollysys Automation Technologies Ltd.	$21,397	$14,259

Other comprehensive income, net of tax of nil
Translation adjustments	(70,492)	(897)

Comprehensive (loss) income	(49,051)	13,188

Less: Comprehensive income (loss) attributable to non-controlling interests	116	(117)

Comprehensive (loss) income attributable to Hollysys Automation Technologies Ltd.	$(49,167)	$13,305

Net income per share:
Basic	0.35	0.23
Diluted	0.35	0.23
Shares used in income per share computation:
Basic	61,317,302	60,822,091
Diluted	61,940,240	61,589,476

Hollysys Automation Technologies Ltd November 15, 2022	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Sep 30,	June 30,
	2022	2022
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$575,148	$679,754
Short-term investments	69,462	12,203
Restricted cash	38,932	38,486
Accounts receivable, net of allowance for credit losses of $73,470 and $77,603 as of September 30, 2022 and June 30, 2022, respectively	303,349	317,763
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $11,764 and $12,178 as of September 30, 2022 and June 30, 2022, respectively	222,510	228,877
Accounts receivable retention	5,699	6,005
Other receivables, net of allowance for credit losses of $12,280 and $12,449 as of September 30, 2022 and June 30, 2022, respectively	25,928	26,100
Advances to suppliers	41,439	33,851
Amounts due from related parties	24,219	27,360
Inventories	104,417	91,243
Prepaid expenses	511	667
Income tax recoverable	1,550	258

Total current assets	1,413,164	1,462,567

Non-current assets
Restricted cash	743	787
Costs and estimated earnings in excess of billings	1,137	3,021
Accounts receivable retention	6,989	6,561
Prepaid expenses	—	1
Property, plant and equipment, net	107,762	98,249
Prepaid land leases	11,754	12,447
Intangible assets, net	9,771	10,742
Investments in equity investees	44,529	46,581
Investments securities	1,598	1,693
Goodwill	19,379	20,539
Deferred tax assets	3,801	4,540
Operating lease right-of-use assets	3,341	4,045

Total non-current assets	210,804	209,206

Total assets	1,623,968	1,671,773

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	89	66
Current portion of long-term loans	260	15,210
Accounts payable	154,037	173,953

Hollysys Automation Technologies Ltd November 15, 2022	Page 10

	Sep 30,	June 30,
	2022	2022
	(Unaudited)	(Audited)
Construction costs payable	7,683	92
Deferred revenue	221,459	206,222
Accrued payroll and related expenses	23,239	23,535
Income tax payable	3,436	4,509
Warranty liabilities	4,349	3,280
Other tax payables	10,591	11,587
Accrued liabilities	34,954	37,282
Amounts due to related parties	6,401	6,299
Other liability	—	3
Operating lease liabilities	2,069	2,518

Total current liabilities	468,567	484,556

Non-current liabilities
Accrued liabilities	2,924	3,349
Long-term loans	15,439	434
Accounts payable	2,677	1,556
Deferred tax liabilities	12,887	12,966
Warranty liabilities	2,357	1,722
Operating lease liabilities	1,054	1,282
Other liability	49	80

Total non-current liabilities	37,387	21,389
Total liabilities	505,954	505,945

Commitments and contingencies	—	—

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 61,963,047 shares and 61,962,449 shares issued and outstanding as of September 30, 2022 and June 30, 2022, respectively	62	62
Additional paid-in capital	244,713	243,476
Statutory reserves	77,263	77,263
Retained earnings	878,538	857,141
Accumulated other comprehensive income	(83,219)	(12,655)

Total Hollysys Automation Technologies Ltd. stockholder’s equity	1,117,357	1,165,287
Non-controlling interests	657	541

Total equity	1,118,014	1,165,828

Total liabilities and equity	$1,623,968	$1,671,773

Hollysys Automation Technologies Ltd November 15, 2022	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands).

Three months ended Sep 30, 2022 (Unaudited)
Cash flows from operating activities:
Net income	$21,441
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,380
Amortization of prepaid land leases	81
Amortization of intangible assets	340
Allowance for credit losses	(1,142)
Gains on disposal of long-lived assets	(56)
Share of net income of equity investees	(597)
Share-based compensation expenses	1,237
Deferred income tax expenses	867
Changes in operating assets and liabilities:
Accounts receivable and retention	(8,373)
Costs and estimated earnings in excess of billings	(4,532)
Inventories	(18,855)
Advances to suppliers	(9,745)
Other receivables	(1,274)
Deposits and other assets	149
Due from related parties	1,641
Accounts payable	(2,484)
Deferred revenue	27,432
Accruals and other payables	(5,120)
Due to related parties	102
Income tax payable	(2,184)
Other tax payables	(358)

Net cash provided by operating activities	950

Cash flows from investing activities:
Purchases of short-term investments	(71,078)
Purchases of property, plant and equipment	(10,121)
Proceeds from disposal of property, plant and equipment	61
Maturity of short-term investments	11,599

Net cash used in investing activities	(69,539)

Cash flows from financing activities:
Proceeds from short-term bank loans	197
Repayments of short-term bank loans	(170)
Proceeds from long-term bank loans	986
Repayments of long-term bank loans	(144)

Net cash provided by financing activities	869

Effect of foreign exchange rate changes	(36,484)

Hollysys Automation Technologies Ltd November 15, 2022	Page 12

Net decrease in cash, cash equivalents and restricted cash	$(104,204)

Cash, cash equivalents and restricted cash, beginning of period	$719,027
Cash, cash equivalents and restricted cash, end of period	614,823

Hollysys Automation Technologies Ltd November 15, 2022	Page 13

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, in evaluating our results, we use the following non-GAAP financial measures: non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share.

These non-GAAP financial measures serve as additional indicators of our operating performance and not as any replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of the grant date, and amortization of acquired intangible assets. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects.

Non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share should not be considered in isolation or construed as an alternative to gross profit and gross margin, gross profit and gross margin of integrated solutions contracts, net income attributable to Hollysys Automation Technologies Ltd., basic and diluted earnings per share, or any other measure of performance, or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP gross profit and gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, adjusted to exclude non-cash amortization of acquired intangibles. The following table provides a reconciliation of our gross profit and gross margin to non-GAAP gross profit and non-GAAP gross margin for the periods indicated.

Hollysys Automation Technologies Ltd November 15, 2022	Page 14

	Three months ended Sep 30,
	2022	2021
	(Unaudited)	(Unaudited)
Gross profit	$52,847	$52,395

Gross margin(1)	31.1%	34.2%
Add:
Amortization of acquired intangible assets	340	280

Non-GAAP gross profit	$53,187	$52,675

Non-GAAP gross margin(2)	31.3%	34.3%

(1)	Gross margin represents gross profit for the period as a percentage of revenues for such period.
(2)	Non-GAAP gross margin represents non-GAAP gross profit for the period as a percentage of revenues for such period.

We define non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts as gross profit and gross margin of integrated solutions contracts, respectively, adjusted to exclude non-cash amortization of acquired intangibles associated with integrated solutions contracts. The following table provides a reconciliation of the gross profit of integrated solutions contracts to non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts for the periods indicated.

(In USD thousands, except for %)
	Three months ended Sep 30,
	2022	2021
	(Unaudited)	(Unaudited)
Gross profit of integrated solutions contracts	$35,729	$31,254

Gross margin of integrated solutions contracts(1)	25.0%	25.1%

Add:
Amortization of acquired intangible assets	340	280

Non-GAAP gross profit of integrated solutions contracts	$36,069	$31,534

Non-GAAP gross margin of integrated solutions contracts(2)	25.2%	25.3%

(1)	Gross margin of integrated solutions contracts represents gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.
(2)

Non-GAAP gross margin of integrated solutions contracts represents non-GAAP gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.

Hollysys Automation Technologies Ltd November 15, 2022	Page 15

We define non-GAAP net income attributable to Hollysys as net income attributable to Hollysys adjusted to exclude the share-based compensation expenses and non-cash amortization of acquired intangible assets. The following table provides a reconciliation of net income attributable to Hollysys to non-GAAP net income attributable to Hollysys for the periods indicated.

	Three months ended Sep 30,
	2022	2021
	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$21,397	$14,259

Add:
Share-based compensation expenses	1,237	3,594
Amortization of acquired intangible assets	340	280

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$22,974	$18,133

Hollysys Automation Technologies Ltd November 15, 2022	Page 16

Non-GAAP basic (or diluted) earnings per share represents non-GAAP net income attributable to Hollysys divided by the weighted average number of ordinary shares outstanding during the periods (or on a diluted basis). The following table provides a reconciliation of our basic (or diluted) earnings per share to non-GAAP basic (or diluted) earnings per share for the periods indicated.

(In USD thousands, except for number of shares and per share data)
	Three months ended Sep 30,
	2022	2021
	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$21,397	$14,259

Add:
Share-based compensation expenses	1,237	3,594
Amortization of acquired intangible assets	340	280

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$22,974	$18,133

Weighted average number of basic ordinary shares	61,317,302	60,822,091
Weighted average number of diluted ordinary shares	61,940,240	61,589,476

Basic earnings per share(1)	$0.35	0.23

Add:
Non-GAAP adjustments to net income per share(2)	0.03	0.06
Non-GAAP basic earnings per share(3)	$0.37	$0.30

Diluted earnings per share(1)	$0.35	0.23

Add:
Non-GAAP adjustments to net income per share(2)	0.03	0.06
Non-GAAP diluted earnings per share(3)	$0.37	$0.29

(1)

Basic (or diluted) earnings per share is derived from net income attributable to ordinary shareholders for computing basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).

(2)	Non-GAAP adjustments to net income per share are derived from non-GAAP adjustments to net income divided by weighted average number of shares (or on a diluted basis).
(3)

Non-GAAP basic (or diluted) earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).